Exhibit 99.1

For Immediate Release

May 3, 2005

DRAXIS to Report First Quarter Results on May 12th

MISSISSAUGA, Ontario – May 3, 2005 – DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) will report financial and operating results for its First Quarter on Thursday May 12, 2005.  Senior management will host a conference call and live audio webcast at 10:00 a.m. ET to discuss the results and recent activities.

Details of the conference call and webcast are as follows:

Date / time	Thursday May 12, 2005 at 10:00 a.m. (ET)

Conference call dial-in number and access code	1 (800) 565-5442 ACCESS CODE 1420492

Audio webcast	Access the live call on the DRAXIS web site at www.draxis.com The call will be archived on the web site for 30 days.

Audio Player	You will require the Windows Media Player, downloadable free from http://www.microsoft.com/windows/windowsmedia/download/default.asp

Playback	An audio playback of the call will be available until midnight May 19, 2005. To listen, dial 1 (888) 203-1112 and refer to access code 1420492.

About DRAXIS Health Inc.

DRAXIS Health is a rapidly growing specialty pharmaceutical company providing products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Health employs over 500 staff in its Montreal facility.

For Further Information Please Contact:

Investor Relations:

Jerry Ormiston ext. 246

Kendall McAlister ext. 248

Phone: (905) 677-5500

Toll-Free 1-(877) 441-1984